Exhibit 99.1

[Loeb Holding Corporation Letterhead]
October 27, 2016

Mr. Thomas G. Amato
on behalf of the Special Committee of Intersections Inc.
3901 Stonecroft Boulevard
 Chantilly, VA 20151
Dear Tom:

 Loeb Holding Corporation ("LHC" or "we") hereby proposes a possible business transaction between LHC and Intersections Inc. (the "Company") relating to the Company's Pet Health Monitoring Segment (the "Voyce Business").  We believe that this proposal will immediately address the significant potential liquidity challenges currently faced by the Voyce Business and support the Company's objective to separate the Company's businesses on a tax efficient basis, while removing the capital dependency of the Voyce Business from the Company's other businesses. We believe that the Company will be in a much stronger position following this transaction, with the balance sheet and financial flexibility to execute its growth strategy and grow its earnings.
We are prepared (a) to immediately loan (the "Bridge Loan") $2.0 million to the Company's subsidiary, i4c Innovations Inc. ("i4c"), so that i4c could meet its immediate cash needs while providing the Special Committee with sufficient time to evaluate our proposal, and (b) to acquire 100% of the equity of i4c on or before January 15, 2017 for a price of $1.00 and the assumption of mutually agreed related obligations plus the right for the Company to receive 10% of the pre-tax profits of the Voyce Business for the next five years (or 10% of the sale proceeds if the Voyce Business is sold within the next 12 months), up to $25 million in the aggregate.  The Bridge Loan would bear interest at a rate of 10% per annum, would be on a secured subordinated basis as may be required by the Company's lender, and would be immediately due and payable upon, among other customary events, the Company entering into an alternative transaction for the Voyce Business.  As additional consideration for the transaction, upon making the Bridge Loan, the Company will issue to us warrants to purchase 2,500,000 shares of common stock at the current market price.
In addition, in order to guarantee that stockholder value is being maximized, our proposal contemplates a customary evaluation process for the Voyce Business for a period following the execution of our agreement.  As we understand the Company and its investment banker are actively seeking a strategic partner for the Voyce Business and believe there could be other parties who are interested in making an investment in the Voyce Business, we would expect, and our proposal is expressly conditioned upon, the Special Committee and its legal and financial advisors working with the Company's existing investment banker. We are eager to move ahead expeditiously and believe it is essential for both the Company and for i4c to do so.
As part of our proposed transaction, we would expect that the Company would retain all of the deferred tax assets (approximately $14.0 million) and other tax related attributes relating to the Voyce Business, and we understand that this transaction might also create an after tax positive benefit for the Company related to certain assets that are written off for GAAP purposes but not for tax purposes.  In addition, we would expect that the Company would continue to provide i4c at no cost with certain agreed upon transition services for up to 12 months and occupancy of the current space used by the Voyce Business until the expiration of the current lease, provided that such obligation shall convert to a paid lease (at the stated rent) in the event of a third-party financing of i4c in excess of $10.0 million. We would expect that each party would be responsible for its own costs and expenses with respect to the transaction, provided that the Company would be obligated to reimburse us for our costs and expenses if the Special Committee recommends an alternative transaction or the Company breaches our agreement.
We believe this transaction will require the consent of, among others, the Company's lender, and we are prepared to start working together immediately with the Special Committee, the Company and management to negotiate mutually satisfactory definitive documents as promptly as reasonably practicable, due to the need to close the transaction before i4c requires further additional capital.
This proposal does not constitute a legal offer or a binding agreement between us. Such an agreement, if any, would be subject to completion of mutual, customary due diligence for a transaction of this nature and negotiation of definitive transaction documents, the terms and conditions of which would have to be approved by the boards of directors of both LHC and the Company. We will not move forward with the transaction unless the transaction is approved by a special committee of the board of directors of the Company that is comprised entirely of directors that are independent of LHC. We do not believe our proposal would require approval from the Company's stockholders. If the special committee of the board of directors of the Company does not approve the proposed transaction, the transaction would not proceed. Please be aware that this proposal is an expression of interest only and is not legally binding, and we reserve the right to withdraw or modify our proposal at any time and for any purpose. Please also note that we believe we will need to file an amendment to our beneficial ownership report on Schedule 13D disclosing the submission of this letter to the extent required by applicable SEC rules.
We believe our proposal presents a compelling opportunity for all of the Company's stockholders and look forward to your response. We are, and will remain, the single, largest stockholder of the Company and are personally committed to overseeing the successful separation of the Voyce Business from the Company. We are available at your convenience to discuss any aspect of the proposed transaction.
Sincerely,

/s/ Bruce L. Lev
Bruce L. Lev Managing Director

cc:	Michael Stanfield
Thomas L. Kempner
Todd Lenson, Esq.